Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Presents 94% YoY Revenue Growth in First Quarter 2008

BILLERICA, Mass. and HERZELIYA, Israel - May 12, 2008 - Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for data centers, today announced financial results for the three month period ended March 31, 2008.

First Quarter Highlights (compared to first quarter 2007)
o	Achieved non-GAAP net income of $0.4 million; GAAP net loss of $2.1 million
o	Gross margin, on non-GAAP basis, increased to 48.6%, up from 36.4%
o	Gross Margin, on GAAP basis, including one-time $2.1 million repayment to Israeli OCS, 36.1%
o	Revenues grew by 94% to $16.6 million
o	Strong order generation from main commercial vertical markets
o	Introduce second quarter revenue guidance of $17–$18 million; non-GAAP EPS $0.03 - $0.05

Revenue for the first quarter of 2008 totaled $16.6 million, an increase of 94% compared to $8.6 million in the first quarter 2007.

GAAP gross profit for the first quarter of 2008 totaled $6.0 million, an increase of 93% compared to $3.1 million in the first quarter 2007. GAAP gross profit for the quarter included a one-time charge of $2.1 million following the Company’s decision to prepay its outstanding financial commitments to the OCS.

GAAP operating loss for the first quarter of 2008, including the said OCS related charge, totaled $2.4 million, an improvement from the GAAP operating loss of $2.6 million in the first quarter of 2007. GAAP Net loss for the first quarter of 2008, including the said OCS charge, totaled $2.1 million, or $0.10 per diluted share, compared to a net loss, after non-cash accretion of redeemable preferred shares, of $4.2 million, or $6.30 loss per diluted share, in the first quarter of 2007.

Gross profit, on a non-GAAP basis, for the first quarter of 2008 totaled $8.1 million, or 48.6% of revenues, compared to a non-GAAP gross profit for the first quarter of 2007 of $3.1 million, or 36.4% of revenues.

Operating profit, on a non-GAAP basis, for the first quarter of 2008 totaled $84 thousand, a substantial improvement compared to the non-GAAP operating loss of $2.5 million in the first quarter of 2007.

Net income, on a non-GAAP basis, for the first quarter of 2008 totaled $0.4 million, or $0.02 per diluted share, compared to a non-GAAP net loss of $2.6 million, or $0.19 loss per diluted share, in the first quarter 2007.

“The first quarter of 2008 was another strong quarter for Voltaire in terms of business and financial execution. We continued to see strong order generation in all our main verticals, primarily the higher education vertical as well as the financial services and manufacturing commercial verticals. In terms of business progress, this quarter we began shipping the 96-port version of our 20 Gigabits per second switching platform, and our new SR4G High-Performance Storage Router, that connects InfiniBand fabrics to Fibre Channel storage, also became generally available,” said Ronnie Kenneth, Chairman and CEO of Voltaire.

“In terms of financial performance, this quarter we almost doubled our revenues over the first quarter of last year. On a non-GAAP basis we continued to expand our gross margins nearing the 49% mark while presenting, once again, a net profit. Our revenue level and cash balance, paired with our growth forecast for the coming year, enabled us to terminate our participation in the Israeli OCS grant program — a decision that is expected to contribute to our gross and operating margins moving forward,” added Mr. Kenneth. “Looking ahead, we will continue to leverage our vertical solutions, premier server OEM partnerships, and leading differentiated products, to drive continued growth and execution.”

Outlook
Revenues for the second quarter of 2008 are expected to be in the range of $17 - $18 million, with revenues for the first half of 2008 being in the range of $33.5 – $34.5 million, an increase of 65% over the first six months 2007. Earnings per share, on a non-GAAP basis, are expected to be $0.03 to $0.05 per share. Revenues in the second half of the year are expected to be seasonally stronger than the first half of the year.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am ET. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-407-2553	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0650	International Dial-in Number:	+972-3-918-0650
at 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available starting several hours following the call. The replay will be accessible under the Investor Relations section website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash expense recorded in relation to the accretion of redeemable convertible preferred shares, expenses related to changes in fair value of outstanding warrants, the amortization of deferred charges on these warrants and the $2.1 million expense recorded under cost of revenues for the one-time repayment to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance. Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Accretion of Redeemable Convertible Preferred Shares
The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the company at the shares’ current fair market value. As the put option was eliminated when the shares converted into ordinary shares at the IPO, the charge in 2007 represents the change in value of those preferred shares accrued through to the IPO date, July 25th 2007, based upon the initial public offering (IPO) valuation. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading “Risk Factors “ in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- FINANCIAL TABLES -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31	December 31,
	2008	2007
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$32,644	$52,239
Available for sale marketable securities	22,341	6,142
Accounts receivable:
Trade	11,011	9,772
Other	1,175	1,390
Deferred cost	869	672
Inventories	4,957	5,683
Total current assets	72,997	75,898
NON CURRENT ASSETS:
Restricted long-term deposits	243	241
Long-term deposits	177	160
Available for sale marketable securities	4,017	995
Deferred income taxes	931	967
Funds in respect of employee rights upon retirement	1,510	1,252
	6,878	3,615
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	2,868	3,010
Total assets	$82,743	$82,523
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,589	$6,364
Other	7,962	6,134
Deferred revenues	4,923	3,792
Total current liabilities	17,474	16,290
LONG-TERM LIABILITIES:
Accrued severance pay	2,363	2,006
Deferred revenues	2,806	2,524
Total long-term liabilities	5,169	4,530
Total liabilities	22,643	20,820
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value	2,786	2,786
Additional Paid-in capital	147,594	147,194
Accumulated other comprehensive income	69	(4)
Accumulated deficit	(90,349)	(88,273)
Total shareholders’ equity	60,100	61,703
Total liabilities and shareholders’ equity	$82,743	$82,523

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2008	2007
	(unaudited)

REVENUES	$16,647	$8,580

COST OF REVENUES	10,638	5,459
GROSS PROFIT	6,009	3,121
OPERATING EXPENSES:
Research and development	3,486	2,714
Sales and marketing	3,185	2,106
General and administrative	1,716	911
Total operating expenses	8,387	5,731
LOSS FROM OPERATION	(2,378)	(2,610)
FINANCIAL INCOME (EXPENSES), net	487	(355)
LOSS BEFORE TAX	(1,891)	(2,965)
TAX EXPENSES	(185)	(35)
NET LOSS, before accretion of redeemable convertible preferred shares	(2,076)	(3,000)
Accretion of redeemable convertible preferred shares	-	(1,054)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	-	(149)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(2,076)	$(4,203)
Net loss per share attributable to ordinary shareholders -
basic and diluted	$(0.10)	$(6.30)
Weighted average number of ordinary shares -
basic and diluted	20,552,588	667,631

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2008	2007
	(unaudited)
REVENUES	$16,647	$8,580

COST OF REVENUES	8,559	5,459
GROSS PROFIT	8,088	3,121
OPERATING EXPENSES:
Research and development	3,413	2,696
Sales and marketing	3,089	2,080
General and administrative	1,502	838
Total operating expenses	8,004	5,614
PROFIT (LOSS) FROM OPERATION	84	(2,493)
FINANCIAL INCOME (EXPENSES), net	487	(100)
INCOME (LOSS) BEFORE TAX	571	(2,593)
TAX EXPENSES	(185)	(35)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	386	(2,628)

Net income (loss) per share attributable to ordinary shareholders -
Basic	$0.02	$(0.19)
Diluted	$0.02	$(0.19)
Weighted average number of ordinary shares -
Basic	20,552,588	13,776,282
Diluted	22,728,927	13,776,282

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended March 31, 2008
	GAAP	Adj.	NON-GAAP
	(unaudited)
REVENUES	$16,647	-	$16,647
COST OF REVENUES (2)	10,638	(2,079)	8,559
GROSS PROFIT	6,009	(2,079)	8,088
OPERATING EXPENSES:
Research and development (1)	3,486	(73)	3,413
Sales and marketing (1)	3,185	(96)	3,089
General and administrative (1)	1,716	(214)	1,502
Total operating expenses	8,387	(383)	8,004
PROFIT (LOSS) FROM OPERATION	(2,378)	2,462	84
FINANCIAL INCOME, net	487	-	487
INCOME (LOSS) BEFORE TAX	(1,891)	2,462	571
TAX EXPENSES	(185)	-	(185)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,076)	2,462	386
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.10)		$0.02
Diluted	$(0.10)		$0.02
Weighted average number of ordinary shares:
Basic	20,552,588		20,552,588
Diluted	20,552,588		22,728,927

(1) Adjustments related to share-based compensation expenses.
(2) Adjustment related to termination of the participation in the Chief Scientist grant program

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended March 31,
	2008	2007
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss, before accretion of redeemable convertible preferred shares	(2,076)	(3,000)

Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	340	189
Deferred income taxes	23	-
Change in accrued severance pay	357	136
Non-cash share-based compensation expenses	387	117
Amortization of deferred charges	-	29
Revaluation of warrant liabilities	-	226
Changes in operating asset and liability items:
Increase in accounts receivable	(1,200)	(2,012)
Increase in accounts payable and accruals	1,466	2,520
Decrease (increase) in inventories	726	(2,092)
Net cash provided by (used in) operating activities	23	(3,887)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203)	(468)
Investment in marketable securities	(26,510)	-
Proceeds from sale of marketable securities	7,357	-
Amounts funded in respect of employee rights upon retirement, net	(258)	(43)
Increase in long-term deposits	(17)	(5)
Net cash used in investing activities	(19,631)	(516)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	13	13
Issuance of redeemable convertible preferred shares, net of issuance expenses	-	11,374
Net cash provided by financing activities	13	11,387
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,595)	6,984
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	52,239	10,237
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$32,644	$17,221